FORM 3                                                       OMB APPROVAL
                                                       -------------------------
                                                       OMB Number: 3235-0104
                                                       Expires: October 31, 2001
                                                       Estimated average burden
                                                       hours per response....0.5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

             INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         investment Company Act of 1940

(Print or type responses)

1. Name and Address of Reporting Person*  2. Date of Event Requiring   4. Issuer Name and Ticker or Trading
                                          Statement (Month/Day/Year)   Symbol
CYBEAR, INC.                                         3-27-00                   AHT CORPORATION (AHTC)
----------------------------------------
(Last)        (First)           (Middle)  3. IRS Identification        5. Relationship of Reporting Person(s)  6. If Amendment, Date
                                          Number of Reporting Person   to Issuer (Check all applicable)        of Original
                                          if an entity (Voluntary)     ____ Director          X   10% Owner   (Month/Day/Year)
5000 BLUE LAKE DRIVE, SUITE 200                                        ____ Officer         _____ Other
----------------------------------------                               (give title below)   (specify below)    7. Individual or
             (Street)                                                                                          Joint/Group Filing
                                                                               ______________________          (Check Applicable
                                                                                                                Line)
BOCA RATON, FLORIDA 33431                                                                                       X  Form filed by One
----------------------------------------                                                                           Reporting Person
(City)          (State)            (Zip)                                                                       ___ Form filed by
                                                                                                                   More than One
                                                                                                                   Reporting Person

             TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Security         2.  Amount of Securities Beneficially Owned       3.  Ownership       4.  Nature of Indirect
(Instr. 4)                    (Instr. 4)                                        Form: Direct (D)    Beneficial Ownership
                                                                                or Indirect (I)     (Instr. 5)
                                                                                (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.           (Over)
* If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                    SEC1473 (3-00)

           TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G. PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Security 2. Date Exercisable and Expiration 3. Title and Amount of Securities 4. Conversion 5. Ownership    6. Nature of
                     Date (Month/Day/Year)              Underlying Derivative Security    of Exercise   Form of         Indirect
                                                        (Instr. 4)                        Price of      Derivative      Beneficial
                                                                                          Derivative    Security Direct Ownership
                                                                                          Security      (D) or Indirect (Instr. 5)
                                                                                                        (I) (Instr. 5)
                     Date Exercisable   Expiration Date     Title              Amount of
                                                                               Number of
                                                                                Shares

CONVERTIBLE NOTE        IMMEDIATELY         3-31-01     COMMON STOCK,          1,126,194      (1)            D
                                                        $.01 PAR VALUE

WARRANT                 IMMEDIATELY         3-31-05     COMMON STOCK,            300,000     $4.34           D
                                                        $.01 PAR VALUE

Explanation of Responses:

(1)  Pursuant to the terms of the Convertible Note, the conversion price is $3.5518 as of April 3, 2000,    CYBEAR, INC.

based on the average closing price of the common stock on the NASDAQ National Market for the 30
consecutive trading days immediately prior to April 3, 2000, multiplied by .80.                             By: /s/ TIMOTHY E. NOLAN
                                                                                                            --------------------
                                                                                                            Name: Timothy E. Nolan
                                                                                                            Title: President
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                                            Date: April 4, 2000
Note: File three copies of this Form, one of which must be manually signed.  If space is insufficient,
SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number
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